Exhibit 99.1

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross completes sale of Chirano mine in Ghana

(All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario, August 10, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” and the “Company”) announced today that it has completed the sale of all its interest in the Chirano mine in Ghana to Asante Gold Corporation (CSE: ASE; FSE: 1A9; GSE:ASG) (“Asante”) for a total consideration of $225 million in cash and shares.

“With the completion of the sale of Chirano, we are focused on generating value from our rebalanced portfolio, with approximately 70% of our production in 2022 expected from our mines in the Americas,” said J. Paul Rollinson, Kinross President and CEO. “We would like to thank our employees at Chirano for their hard work and contributions to the Company. The team at Chirano exemplifies our commitments to safety, environmental stewardship and generating benefits for local communities. We are also pleased we are able to continue to participate in Chirano’s success through our shareholdings in Asante, who also owns the neighbouring Bibiani mine, which recently completed its first gold pour after restarting operations.”

Kinross received $60 million in cash and 34,962,584 Asante common shares (“Asante Shares”) having a total value of $36.2 million based on an Asante Share price of $1.04 (CAD$1.34) per share, which is the volume-weighted average price of each Asante Share for the 30 trading days ending August 9, 2022. The Company has agreed that it will hold its Asante Shares, which represent 9.9% of ownership in Asante, for at least 12 months following the close of the transaction.

Kinross will also receive a total deferred payment of $128.8 million in cash, with $55 million payable on the six-month anniversary of closing, and $36.9 million payable on each of the one-year and two-year anniversaries of closing. While the transaction payment terms were amended from the previous announcement on April 25, 2022, the total purchase price of $225 million remains the same. The deferred payments are being secured by guarantees and pledges of downstream entities that own the Chirano mine.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus on delivering value is based on our core principles of responsible mining, operational excellence, disciplined growth and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Cautionary statements on forward-looking information

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release, unless otherwise stated. Forward-looking statements contained in this presentation include, without limitation, statements with respect the payment of deferred consideration over the next two years; the geographic location of Kinross’ future gold production. Phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. The words “estimate”, “expects” or “goal” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained in this news release, which may prove to be incorrect, include, but are not limited to: (i) that the deferred payments will be made on the timeline set forth in the definitive transaction agreement, or at all; (ii) that, in the event any deferred payment is not paid to Kinross, it will be able to enforce its rights under the relevant agreements in a manner consistent with its expectations; and (iii) that the value of the Asante Shares will be equal to or higher than their acquisition price at the end of the 12-month hold period. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, including the risk that the sale transaction will not be completed for any reason and that the secured installment payments are actually paid to Kinross. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2021 and the Annual Information Form dated March 31, 2022. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Source: Kinross Gold Corporation

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